Groupon, Inc.
600 West Chicago Avenue
Suite 400
Chicago, Illinois 60654

August 7, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Rucha Pandit

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-273533) of Groupon, Inc. (the “Registrant”)

Dear Ms. Rucha Pandit:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant respectfully requests that the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Time on August 9, 2023, or as soon thereafter as practicable.

We understand that the Staff will consider this request as confirmation by the Registrant of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. Please call Steven J. Gavin of Winston & Strawn LLP at (312) 558-5979 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Groupon, Inc.

By:	/s/ Jiří Ponrt
Name:	Jiří Ponrt
Title:	Chief Financial Officer

cc:	Steven J. Gavin, Winston & Strawn LLP
Dane A. Drobny, Winston & Strawn LLP Keerthika M. Subramanian, Winston & Strawn LLP